               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
         (Amendment No. 3 (Amendment and Restatement))*

                 American Medical Holdings, Inc.
                        (Name of Issuer)

             Common Stock, $.10 par value per share
                 (Title of Class of Securities)

                           027428 10 1
                         (CUSIP Number)

                         Melvyn N. Klein
                      GKH Investments, L.P.
                     200 West Madison Street
                     Chicago, Illinois 60606
                         (312) 750-8477
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 10, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 24 pages

1.   NAME OF REPORTING PERSON

          GKH Investments, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER              7.    SOLE VOTING POWER
OF                            24,719,168
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        24,719,168
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,719,168

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]

          The aggregate amount set forth in row 11 excludes 934,596 shares of Common Stock (1.2% of the outstanding shares) owned by GKH Private Limited and $1,096,000 of 8-1/4% Convertible Subordinated Debentures convertible into 27,400 shares of Common Stock (.04% of the outstanding shares) owned by Dan W. Lufkin. See Items 3 and 5 and Appendix A hereof.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.9%, based on the number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1994.

14.   TYPE OF REPORTING PERSON
          PN
                             Page 2 of 24 pages

IN ACCORDANCE WITH RULE 13D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS AMENDMENT NO 3. (AMENDMENT AND RESTATEMENT) ON SCHEDULE 13D (THIS "AMENDED AND RESTATED STATEMENT") AMENDS AND RESTATES THE SCHEDULE 13D DATED AUGUST 22, 1991, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 30, 1991 AND AMENDMENT NO. 2 DATED DECEMBER 2, 1991 (COLLECTIVELY, THE "INITIAL STATEMENT"), PREVIOUSLY FILED ON BEHALF OF THE REPORTING PERSON.

Item 1.   Security and Issuer
          -------------------

     This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of American Medical Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 14001 Dallas Parkway, Suite 300, Dallas, Texas 75380.

Item 2.   Identity and Background
          -----------------------

     This statement is being filed by GKH Investments, L.P., a Delaware Limited Partnership (the "Fund"), the principal executive offices of which are located at 200 West Madison Street, Chicago, Illinois 60606. The sole general partner of the Fund is GKH Partners, L.P., a Delaware limited partnership ("GKH"). Certain additional information regarding GKH and its controlling persons is included in Appendix A attached hereto and is incorporated herein by this reference.

     Neither the Fund nor, to the best knowledge of the Fund, any of the persons listed in Appendix A hereto have during the last five years: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws. The Fund's principal business is investing.

Item 3.   Source and Amount of Funds
          --------------------------

     On August 22, 1991 the Fund purchased directly from the Company
4,150,760 shares of Common Stock for a purchase price per share of $9.75. The aggregate purchase price paid by the Fund for such shares was $40,469,910.
In addition, on August 22, 1991, GKH Private Limited, a Singapore corporation ("GKHPL"), the assets of which are managed by GKH, purchased directly from the Company 156,932 shares of Common Stock for a purchase price per share of $9.75. The aggregate purchase price paid by GKHPL for the shares purchased by it was $1,530,087. Such acquisition by GKHPL was made pursuant to an investment management agreement dated as of October 10, 1988 between GKH and GKHPL (the "Management Agreement"). For additional information regarding the Management Agreement see Item 6. The Fund and to the best of the Fund's knowledge, GKHPL, utilized their own respective funds to acquire such shares. The Fund disclaims beneficial ownership of the shares of Common Stock owned of record by GKHPL and GKHPL disclaims beneficial ownership of the shares of Common Stock owned of record by the Fund.

                             Page 3 of 24 pages

     On November 29, 1991, in open market transactions effected on the American Stock Exchange using working capital, the Fund purchased 9,000 shares and 100 shares of Common Stock at a price of $7 5/8 per share and $7 1/4 per share, respectively, and on December 2, 1991, in an open market transaction effected on the American Stock Exchange using working capital, the Fund purchased an additional 9,000 shares of Common Stock at a price of $7 3/4 per share.

Item 4.   Purpose of Transaction
          ----------------------

     The Company was organized by the Fund and First Boston Investments, Inc. to acquire American Medical International, Inc. ("AMI") in 1989. As a result of the stockholders' agreement described in Item 6 hereof, by maintaining their respective ownership of Common Stock at certain specified levels, the Fund and MB L.P. I, an affiliate of The First Boston Corporation and their respective permitted transferees effectively have the power to determine the policies of the Company, the persons constituting its management and the outcome of corporate actions requiring stockholder approval by majority action.

     The 4,150,760 shares of Common Stock acquired by the Fund on August 22, 1991 were acquired in order to assist the Company in effecting its redemption of certain outstanding debt. Such Common Stock was acquired for investment purposes.

     On October 10, 1994, the Company entered into an agreement and plan of merger with National Medical Enterprises, Inc., a Nevada corporation ("NME"), and its wholly-owned subsidiary AMH Acquisition Co., a Delaware corporation ("Subco"), whereby Subco would be merged (the "Merger") with and into the Company. In connection with the execution of the Merger Agreement, each of the Fund, GKHPL and NME executed a Stockholder Voting and Profit Sharing Agreement dated as of October 10, 1994 (the "Stockholder Voting and Profit Sharing Agreement"), pursuant to which, among other things, the Fund and GKHPL agreed to vote, and have executed a written consent, in favor of the Merger. For additional information regarding the Stockholder Voting and Profit Sharing Agreement, see Item 6 hereof.

     Except pursuant to the Merger and as otherwise described herein, the Fund has no present intention, plan or proposal to take any action listed in paragraph (a) through paragraph (j) of Item 4 of Schedule 13D. The Fund reserves the right in its sole discretion, however, to take any action, including without limitation the actions set forth in paragraph (a) through paragraph (j) of Item 4, subject to applicable law.


                             Page 4 of 24 pages

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     As of December 2, 1991, the Fund beneficially owned 24,719,168 shares of Common Stock, constituting approximately 31.9% of the total number of outstanding shares. The 24,719,168 shares of Common Stock owned by the Fund exclude 934,596 shares of Common Stock (constituting approximately 1.2% of the total number of outstanding shares) owned by GKHPL and $1,096,000 of 8-1/4% Convertible Subordinated Debentures convertible into 27,400 shares of Common Stock (approximately .04% of the outstanding shares) owned by Dan W. Lufkin. As of the date hereof, except as set forth in Item 6 hereof, the Fund had sole power to vote and to dispose of all shares of Common Stock owned by it.
During the past 60 days, neither the Fund nor, to the best of the Fund's knowledge, any of the persons set forth in Appendix A hereof have effected any transactions in Common Stock except as otherwise described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ---------------------------------------------------------------

Investment Management Agreement
- -------------------------------

     GKH and GKHPL entered into that certain investment management agreement dated as of October 10, 1988 (the "Management Agreement"). Pursuant to the Management Agreement, GKH agreed to invest the assets of GKHPL in investments made by the Fund, under certain circumstances. The Management Agreement expires on January 25, 2002 and is generally irrevocable by GKHPL. A copy of such agreement was filed with the Initial Statement as Exhibit 2 and the description of the Management Agreement contained herein is qualified in its entirety by reference to such exhibit, which is hereby incorporated herein by reference in its entirety as Exhibit 99.2.

Amended and Restated Stockholders' Agreement
- --------------------------------------------

     The Fund and GKHPL are each a party to an Amended and Restated Stockholders' Agreement dated as of July 30, 1991 (the "New Stockholders' Agreement") among the Company, MB L.P. I, a Delaware limited partnership ("MBLP"), 1987 Merchant Investment Partnership, a New York limited partnership ("1987 MIP"), First Plaza Group Trust ("First Plaza"), the individual parties thereto (the "Management Purchasers"), Chemical Investments Inc. ("Chemical"), the Fund and GKHPL. The New Stockholders' Agreement superseded that certain Amended and Restated Stockholders Agreement, dated as of April 4, 1990 (the "Original Agreement"). A copy of the New Stockholders' Agreement was filed with the Initial Statement as Exhibit 1 and the description of the New Stockholders' Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference in its entirety as Exhibit 99.1. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the New Stockholders' Agreement.

                             Page 5 of 24 pages

     Pursuant to the New Stockholders' Agreement, the Fund or its Permitted Transferees have the power to designate up to five and generally a majority of the Company's directors; MBLP and 1987 MIP or their collective Permitted Transferees (collectively, the "FBI Party") are entitled to designate up to two of the Company's directors and the Management Purchasers or their respective Permitted Transferees are entitled to designate at least one (but not more than two) of the Company's directors. The rights and obligations of the parties to designate and vote for directors terminate as to a party if it fails to maintain its ownership of the Shares at a specified level (the "Termination Event").

     Prior to the Termination Event, the New Stockholders' Agreement contains restrictions on the ability of the Company to take certain corporate actions without the affirmative vote or consent of a director nominated by the Fund (which for purposes of the New Stockholders' Agreement means the Fund and GKHPL) and a director nominated by the FBI Party. In addition, prior to the Termination Event, the New Stockholders' Agreement provides that any merger, consolidation, sale of 20% or more of the assets of the Company, acquisition of any entity with a purchase price in excess of 20% of the Company's then net worth, or a recapitalization of the Company involving a distribution to stockholders of 30% or more of then net worth of the Company, will be subject to a vote of 66.6% of the shares of voting stock held by the Fund, the FBI Party, First Plaza and Chemical (including each such party's respective Permitted Transferees).

     The New Stockholders' Agreement contains certain restrictions on the ability of the Fund and the FBI Party to sell Common Stock while certain debt securities of AMI owned by First Plaza remain outstanding. In addition, the New Stockholders' Agreement provides the FBI Party, First Plaza, Chemical and the Management Purchasers with certain "tag-along" rights (subject to certain exceptions) in the event the Fund proposes to sell any of its Common Stock to a third party which would result in the Fund owning less than 21,500,000 shares of Common Stock, such that the FBI Party, First Plaza, Chemical and the Management Purchasers would be entitled to participate as selling parties on a pro rata basis. The New Stockholders' Agreement also provides the Fund with certain "drag-along" rights if the Fund proposes to dispose of all of its shares of Common Stock to a non-affiliated third party. As a result of such rights, the Fund may require the FBI Party, First Plaza, Chemical and the Management Purchasers to either sell their Common Stock to such non-affiliated third party or vote in favor of a transaction which would effect the disposition of the same. In addition, the New Stockholders' Agreement provides that, subject to certain exceptions, if any party to the New Stockholders' Agreement (other than the Fund) wishes to sell or otherwise dispose of any of its shares of Common Stock (the "Transfer Shares") to a person other than a party to the New Stockholders' Agreement or a Permitted Transferee of such party, in one transaction or from time to time in different transactions, the Fund and the Company or any of its subsidiaries shall have a right of first refusal with respect to the Transfer Shares at a price specified by the selling party or parties (the "Seller"), exercisable for a period of fifteen days following written notice from the Seller of the terms of such proposed sale of Transfer Shares. The rights referred to in this paragraph terminate on the earlier to occur of October 26, 1999, and the sale of 65% of the Shares pursuant to "Public Sales" as defined in the New Stockholders' Agreement.
                             Page 6 of 24 pages

Stockholder Voting and Profit Sharing Agreement
- -----------------------------------------------

     On October 10, 1994, the Company entered into the Merger Agreement with NME and Subco providing for the Merger of Subco with and into the Company. Pursuant to the Merger, each share of the Common Stock of the Company will be converted into the right to receive (i) 0.42 shares of common stock, par value $.075 per share of NME, and (ii) $19.00 cash if the closing occurs before April 1, 1995 and $19.25 thereafter.

     In connection with the execution of the Merger Agreement, the Fund, GKHPL and NME entered into the Stockholder Voting and Profit Sharing Agreement. The Stockholder Voting and Profit Sharing Agreement provides that, absence termination thereof, if any person (other than NME and its affiliates)
(i) acquires beneficial ownership of any or all of the Common Stock owned by the Fund or GKHPL or (ii) consummates a merger, consolidation or other business combination with, or purchases all or substantially all of the assets of, the Company (each of the transactions described in clauses (i) and (ii) being referred to as an "Alternate Transaction"), the Fund and GKHPL, respectively, shall pay to NME an amount (the "Alternate Transaction Payment") equal to the product of (x) the excess of the consideration for such Alternate Transaction over (A) $25.88 or (B) if the Alternate Transaction is consummated after March 31, 1995, $26.13, times (y) the number of shares of Common Stock, if any, sold or transferred by the Fund or GKHPL to an acquiring person or received by the Fund or GKHPL by virtue of an Alternate Transaction which is consummated, or with respect to which an agreement is entered into, on or prior to June 30, 1995 (the "Outside Date"). In any such event, the Company has agreed to reimburse the Fund, GKHPL, GKH and certain other stockholders up to $75,000,000 of any Alternate Transaction Payment made by them to NME.

     As part of the Stockholder Voting and Profit Sharing Agreement, the Fund and GKHPL agreed (the "Voting Arrangement") to vote all of their respective shares of Common Stock on matters as to which each of the Fund and GKHPL is entitled to vote (i) in favor of approval and adoption of the Merger Agreement and all related matters, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement (other than the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. Moreover, the Fund and GKHPL each appointed NME as its attorney and proxy to vote all of their respective shares of Common Stock, or dissent to corporate action in writing without a meeting, on the matters set forth in clauses (i), (ii) and (iii) of the immediately preceding sentence.

     The Stockholder Voting and Profit Sharing Agreement provides that if a record date for any dividend or distribution to be paid on the Common Stock occurs during the term of the Stockholder Voting and Profit Sharing Agreement (other than a cash dividend of $.10 per share permitted by the Merger Agreement), NME and each of the Fund and GKHPL will enter into an escrow arrangement pursuant to which any payment of any such dividend distribution shall be held in escrow. Upon consummation of an Alternate Transaction, such dividend or distribution shall be delivered to NME together with the amounts described above.

                             Page 7 of 24 pages

     As part of the Stockholder Voting and Profit Sharing Agreement, each of the Fund and GKHPL agreed that, without the prior written consent of NME, except pursuant to the terms of the Stockholder Voting and Profit Sharing Agreement not to (i) sell, transfer, assign, pledge or otherwise dispose of or hypothecate any of its shares of Common Stock, (ii) grant any proxies, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock as to any matter specified as part of the Voting Arrangement or (iii) take any action that would make any representation or warranty contained in the Stockholder Voting and Profit Sharing Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Fund or GKHPL, respectively, from performing its obligations under the Stockholder Voting and Profit Sharing Agreement. In addition, each of the Fund and GKHPL agreed that until the earlier of the Outside Date or the termination of the Merger Agreement, the Fund or GKHPL, respectively, will not, and will cause its officers, directors, employees and agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any proposal or discussions relating to any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by the Merger Agreement ("Acquisition Proposal") or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or its subsidiaries, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal (but the foregoing agreement shall not prohibit any such person, solely in his capacity as a director of the Company, from participating in deliberations at a meeting of the Company's Board of Directors or voting with respect to an Acquisition Proposal).

     The Stockholder Voting and Profit Sharing Agreement will terminate upon the earlier to occur of (i) the Outside Date (provided, that if the Merger Agreement is terminated as a result of the breach by NME of a representation or warranty thereof, the failure by NME to comply with a covenant contained therein or the failure of NME to obtain financing for the Merger, then the Stockholder Voting and Profit Sharing Agreement will terminate on the effective date of the termination of the Merger Agreement), (ii) the effective time of the Merger and (iii) immediately following the making of an Alternate Transaction Payment. In addition, the Fund's and GKHPL's obligations in respect of the Voting Arrangement cease (subject to their obligation to make any Alternate Transaction Payment as described in the second paragraph of this subheading) if the Merger Agreement is terminated as the result of the Company's determination, in the exercise of the Company's Board of Directors' good faith judgment as to its fiduciary duties to its stockholders imposed by law, that such termination is required as the result of a proposal regarding an Alternate Transaction.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 99.1:  Amended and Restated Stockholders' Agreement
Exhibit 99.2:  Investment Management Agreement
Exhibit 99.3:  Stockholder Voting and Profit Sharing Agreement

                             Page 8 of 24 pages

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1994.

                              GKH INVESTMENTS, L.P., a Delaware limited partnership

                              By:  GKH Partners, L.P., its
                                  general partner

                              By: HGM Associates Limited
                                  Partnership, a general partner

                                  By: HGM Corporation, its general
                                      partner


                                  By:   /s/ Harold S. Handelsman
                                       --------------------------
                                       Harold S. Handelsman,
                                       Vice President

                             Page 9 of 24 pages

                          APPENDIX A
                          ----------

     The sole general partner of the Fund is GKH Partners L.P., a Delaware limited partnership ("GKH"). By virtue of such position and by virtue of the Management Agreement, GKH may be deemed the beneficial owner of 24,719,168 shares of Common Stock owned by the Fund and 934,596 shares of Common Stock owned of record by GKHPL. The general partners of GKH are JAKK Holding Corp., a Nevada corporation ("JAKK"); DWL Lumber Corporation, a Delaware corporation ("DWL"); and HGM Associates Limited Partnership, an Illinois limited partnership ("HGMLP"). The sole general partner of HGMLP is HGM Corporation, a Nevada corporation ("HGM"). Each of JAKK, DWL, HGMLP and HGM, by virtue of its relationship to GKH and the Fund may also be deemed to share beneficial ownership of an aggregate of 24,719,168 shares of Common Stock owned by the Fund and 934,596 shares of Common Stock owned of record by GKHPL. Each of such entities disclaims such beneficial ownership.

1.   Information Regarding GKH
     -------------------------

     The principal business of GKH is investing and directing of the investments of the Fund and GKHPL. The principal executive offices of GKH are located at Mercantile Tower, MT 209, 615 N. Upper Broadway, Suite 1940, Corpus Christi, Texas 78477.

2.   Information Regarding JAKK
     --------------------------

     The principal business of JAKK is investing and asset management. The address of its principal executive offices is Mercantile Tower, MT 209, 615
N. Upper Broadway, Suite 1940, Corpus Christi, Texas 78477. Melvyn Klein is the sole director and stockholder of JAKK and serves as its president, treasurer and secretary. By virtue of his relationship to JAKK, Mr. Klein may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Fund and GKHPL. Mr. Klein disclaims such beneficial ownership.

     Mr. Klein serves as a director of the Company, is an attorney and counselor at law and is a private investor. Mr. Klein's business address is Mercantile Tower, MT 209, 615 N. Upper Broadway, Suite 1940, Corpus Christi, Texas 78477. Mr. Klein is a United States citizen.

3.   Information Regarding DWL
     -------------------------

     The principal business of DWL is investing and asset management. The address of its principal executive offices is c/o Richards & O'Neil, 885 Third Avenue, New York, New York 10022. Dan W. Lufkin is the sole stockholder and a director of DWL and serves as its president. Mr. Lufkin acquired an aggregate of $1,096,000 of 8-1/4% Subordinated Convertible Debentures of the Company (the "Debentures") as a result of three separate purchases occurring on March 7, 1991, March 13, 1991 and June 5, 1991, for a purchase price of $164,500, $64,500 and $335,250, respectively. The Debentures are convertible within sixty days into 27,400 shares (.04% of the outstanding shares) of Common Stock of the Company at a conversion price of $40.00 per share.
Mr. Lufkin utilized his own personal funds to acquire such Debentures. The Fund and GKHPL disclaim beneficial ownership of the Debentures and Mr. Lufkin disclaims beneficial ownership of the shares of Common Stock owned by the Fund and GKHPL.
                             Page 10 of 24 pages

     Mr. Lufkin serves as a director of the Company and is also a special limited partner of the Fund. Mr. Lufkin is a director of Culbro, Inc., a distributor of consumer products, and OHM, Inc., an emergency response and hazardous waste management company, and is a private investor. Mr. Lufkin's business address is 711 Fifth Avenue, Suite 401, New York, New York 10022. Mr. Lufkin is a United States citizen.

4.   Information Regarding HGMLP
     ---------------------------

     The principal business of HGMLP is investing and asset management. Its principal executive offices are located at 200 West Madison, Chicago, Illinois 60606.

5.   Information Regarding HGM
     -------------------------

     The principal business of HGM is investing and asset management. Its principal executive offices are located at 200 West Madison Street, Chicago, Illinois 60606. The names, business addresses and present principal occupations or employment of each director and executive officer of HGM and the names and principal businesses of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen. By virtue of such officers' and directors' relationship to HGM, each of such officers and directors may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Fund and GKHPL. Each of such directors and executive officers disclaims such beneficial ownership.

                                  Present Principal
Name and Business Address     Occupation or Employment
- -------------------------     ------------------------
Jay A. Pritzker               Director and Chairman of the
200 West Madison Street       Board of HGM; Director and
Chicago, Illinois  60606      Chairman of the Board of
                              Marmon Holdings, Inc., a
                              Delaware corporation; Chairman
                              of the Board of Hyatt
                              Corporation, a domestic hotel
                              management company.

Thomas J. Pritzker            President of HGM; President of
200 West Madison Street       Hyatt Corporation, a domestic
Chicago, Illinois  60606      hotel management company.

Glen Miller                   Vice President and Treasurer
200 West Madison Street       of HGM; Chief Executive
Chicago, Illinois  60606      Officer of Diversified
                              Financial Management Corp.

Harold S. Handelsman          Vice President and Secretary
                              of HGM; Senior Vice President
                              and general counsel of Hyatt
                              Corporation, a domestic hotel
                              management company; director
                              of the Company.

                             Page 11 of 24 pages

     One hundred percent of the issued and outstanding common stock of HGM is owned by Charles Evans Gerber, not individually but solely as trustee of F.L.P. Trust No. 10 which trust was organized primarily for the benefit of members of the Pritzker Family. The term "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased. Mr. Gerber disclaims beneficial ownership of the shares of Common Stock owned by the Fund and GKHPL.

     Charles Evans Gerber is a partner in the law firm of Neal Gerber & Eisenberg and his business address is Two North LaSalle Street, Suite 2200, Chicago, Illinois 60602. Mr. Gerber is a citizen of the United States.

                             Page 12 of 24 pages